EXHIBIT 99.1

Foremost Lithium to Attend Upcoming Industry Conferences

VANCOUVER, British Columbia, Oct. 23, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced that management will attend and have an exhibition booth for two days at the Central Canada Mineral Exploration Convention (CCMEC) taking place November 6-7, 2023, in Winnipeg, Manitoba. The CCMEC is a meeting place for all stakeholders in the mineral exploration and mining industry in central Canada and includes investment firms, exploration and mining companies, Indigenous groups, Government officials, prospectors, ESG organizations, suppliers, and academic institutions.

Jason Barnard, President and CEO of Foremost Lithium, will deliver a 20-minute company update and presentation at the CCMEC.

CCMEC 2023
Date: November 6 – 7, 2023
Location: Victoria Inn Hotel & Convention Centre | Winnipeg, Manitoba
Website: https://ccme-convention.ca/

Foremost would also like to take the opportunity to announce that they have also secured an exhibition booth at the Prospectors Developers & Association of Canada (PDAC) Convention taking place March 3-6, 2024, in Toronto, Ontario. The PDAC convention is the world’s premier mineral exploration & mining convention, bringing together up to 30,000 attendees from over 130+ countries, connecting people, companies and organizations involved in mineral exploration. The company will be on-site with an exhibition booth over two days on March 05, and 06, 2024. Further updates will be provided closer to the event date.

PDAC 2024
On Location Date: March 05 – 06, 2024
Location: Metro Toronto Convention Centre | Toronto, Ontario
Booth Location: Investor Exchange Floor at booth number #2419B
Website: https://www.pdac.ca/convention

Investors and other interested parties are invited to visit the Foremost Lithium booth at both events. For more information on the events, or the company’s involvement, please visit the conference websites via the above links or email FMST@mzgroup.us.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology/
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Michael Kim or Brooks Hamilton
MZ North America
+1 (737) 289-0835
FMST@mzgroup.us